UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 10)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 40,464,368
8. Shared Voting Power
9. Sole Dispositive Power 40,464,368
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,464,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 39.1% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 103,443,368 shares of common stock issued and outstanding as of February 27, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 40,464,368
8. Shared Voting Power
9. Sole Dispositive Power 40,464,368
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,464,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 39.1% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 103,443,368 shares of common stock issued and outstanding as of February 27, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

This Amendment No.10 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 9, 2008, September 3, 2008, November 7, 2008 , November 14, 2008, November 25, 2008, December 5, 2008 and March 3, 2009 and as amended by those certain Schedule TO-Cs filed on October 31, 2008 and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 26, 2009, Tracinda entered into a Contingent Payment Rights Agreement (the “Purchase Agreement”), a copy of which is attached hereto as an exhibit and incorporated herein by this reference. Pursuant to the Purchase Agreement, on March 26, 2009, Tracinda purchased a contingent payment right (a “CPR”) for $14.9 million in cash and agreed to purchase an additional CPR for $10.1 million in cash upon the Company’s receipt of an opinion of an independent investment banking firm relating to the transaction, as required under the Company’s 7% Senior Notes Indenture for transactions with affiliates.

Assuming issuance of the additional CPR pursuant to the terms of the Purchase Agreement, Tracinda will have the right to receive up to approximately $27,884,713 of the net proceeds that the Company is expected to receive in connection with its claims, and the claims of its 91.68% subsidiary Amber Resources of Colorado, in the case captioned Amber Resources Co., etal. v. United States, Civ. Act. No. 2-30, filed in the United States Court of Federal Claims on January 2, 2002. This case is further described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

The CPRs do not: (a) provide for any voting or dividend rights; (b) represent any equity or ownership interest in the Company; or (c) provide Tracinda with a security interest or lien in the CPRs or the Litigation Proceeds (as defined in the Purchase Agreement). In addition, except as otherwise provided in the Purchase Agreement, Tracinda may not assign or transfer the CPRs.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the disclosure set forth in Item 4 above, which is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description
12	Contingent Payment Rights Purchase Agreement, dated as of March 26, between Delta Petroleum Corporation and Tracinda Corporation.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 27, 2009

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney, dated February 13, 2008, previously filed as Exhibit 3 to the Schedule 13D.